FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item

1	English translation of letter to the Buenos Aires Stock exchange, dated March 16, 2010, regarding the General Ordinary and Extraordinary Shareholders’ Meeting of YPF S.A. to be held on April 14, 2010

Translation

Buenos Aires, March 16, 2010

To the

Buenos Aires Stock Exchange

Ref.: General Ordinary and Extraordinary

Shareholders’ Meeting of YPF S.A. to be

held on April 14, 2010

The purpose of this letter is to comply with section 74° of the Regulation of the Buenos Aires Stock Exchange.

Accordingly, we enclose the following information:

1)	A copy of the relevant part of the minutes of the Board of Directors meeting held on March 4, 2010, calling to the General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 14, 2010 at 11:00 a.m.

2)	Call notice to be published in the daily Gazette of the Buenos Aires Stock Exchange.

3)	Proposed amendment to section 18 subsection a), d) and e) of the By-laws of YPF S.A.

Very truly yours,

Guillermo Reda

Market Relations Officer

Translation

YPF Sociedad Anónima

CALL NOTICE

The Shareholders are hereby called to a General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 14, 2010, at 11:00 a.m., in the Main Offices located at Macacha Güemes 515, City of Buenos Aires, to submit the consideration as follows:

AGENDA:

1.	Appointment of two Shareholders to sign the Minutes of the Meeting.

2.	Submit for consideration the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee, corresponding to Fiscal Year Nº 33 began on January 1, 2009 and ended on December 31, 2009.

3.	Approval of the management of the Board of Directors and the Supervisory Committee during the fiscal year began on January 1, 2009 and ended on December 31, 2009.

4.	Use of profits accumulated as of December 31, 2009. Declaration of dividends.

5.	Remuneration of the Board of Directors for the fiscal year ended on December 31, 2009.

6.	Remuneration of the Supervisory Committee for the fiscal year ended on December 31, 2009.

7.	Appointment of one regular and one alternate director for Class A shares.

8.	Appointment of one regular member of the Supervisory Committee and one alternate member for Class A and four members and four alternate members for Class D shares.

9.	To fix the fees to be received by the directors and members of the Supervisory Committee during the fiscal year began on January 1, 2010.

10.	Remuneration of the Independent Auditor for the fiscal year ended on December 31, 2009.

11.	Appointment of the Independent Auditor who shall report on the annual accounting documentation as of December 31, 2010 and to fix his remuneration.

12.	Amendment of section18 subsection a), d) and e) of the By-laws.

Translation

NOTES: 1) The Shareholders are reminded that the Register of Book-entry Shares of the Corporation is kept by Caja de Valores S.A., with domicile at 25 de mayo 362, City of Buenos Aires. Therefore, under section 238 of the Law No. 19,550, in order to attend the meeting they must obtain a certificate of the account of book-entry shares issued for the purpose by Caja de Valores S.A., and submit the certificate for registration in the Register of Attendance to Meetings, at the corporate offices at Macacha Güemes 515, City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., up to April 8, 2010 inclusive. The Corporation will provide the shareholders with the receipt certificates that will enable them to enter the Meeting.

2) The shareholders who are entities organized abroad are reminded that, under Resolution 7/2005 by the Superintendency of Corporations (Inspección General de Justicia), in order to attend the Meeting they must comply with section 123 of the Law No. 19,550. Likewise, under Resolution No. 465/04 by the securities authority Comisión Nacional de Valores, at the time of informing the attendance and of the actual attendance, they must demonstrate, with respect to the holders of shares and their representative, respectively, the following details: name, surname and identity document; or corporate name and registration details, as the case may be, and the other details specified in such provision.

3) In order to consider the Agenda, the Shareholders of all classes of shares must exercise their voting rights by voting jointly, except for the review of items 7 and 8.

4) For the review of item 12 of the Agenda, the Meeting will be Extraordinary.

5) The Shareholders are required to attend at the location designated General Meeting at least 15 minutes earlier than the time indicated above, in order to facilitate accreditation and registration of attendance. No accreditations will be accepted outside the stated time.

The Board of Directors.

Sebastian Eskenazi, Executive Vice-president of YPF S.A., selected as Director under Minutes of Meeting No 33 and Executive Vice-president under Board Minutes No 294, both of April 28, 2009.

Translation

CURRENT WORDING

ARTICLE V

ADMINISTRATION AND MANAGEMENT

Section 18 – Chairman and Vice Chairman of the Board of Directors – General Manager – Assistant General Manager

a)	Appointment: The Board shall appoint a Chairman from among the members elected by Class D shares, and it may appoint, as applicable, Vice Chairmen of the Board. In the event of a tie, it shall be decided by the votes cast by the Directors elected by Class D. The Chairman and Vice Chairmen of the Board shall hold office for two (2) fiscal years, provided such term shall not exceed their respective terms of office, and may be indefinitely reelected under such conditions should they be elected or reelected as Directors by Class D. The Chairman of the Board shall also serve as General Manager. He shall be the Corporations’ chief executive officer and shall be responsible for the executive management functions. Should the Chairman of the Board state upon his election, or subsequently thereto, that he does not wish to serve as General Manager, he shall propose the person (who may be a Director or not, but in the first case he shall have been elected by Class D shareholders) who shall hold such office, subject to the Board’s consent. The Chairman of the Board may resume at any time the position as General Manager. The Chairman or the General Manager may propose another person to the Board (who may be a Director or not, but in the first case he shall have been elected by Class D) who, subject to the Board’s approval, shall serve as Assistant General Manager. The Assistant General Manager shall report directly to the General Manager and shall assist him in the management of the corporate affairs as well as in other executive functions assigned or delegated thereto by the General Manager, whom he shall replace in case of absence or other interim impediment.

b)	Vice Chairmen of the Board: The Executive Vice Chairman of the Board shall replace the Chairman of the Board in case of resignation, death, incapacity, disability, removal or temporary or definite absence of the latter. In all these cases, save in the case of temporary absence, the Board shall appoint a new Chairman of the Board within sixty days as from the date in which the vacancy occurred and in compliance with the provisions of subsection a) of this section. Should there be more than one Vice Chairman, the Chairman’s vacancy shall be filled by the Vice Chairman who has been discharging the functions of the Executive Vice President, and in second place by the eldest Vice Chairman.

c)	When one of the Vice Chairmen is appointed as General Manager or as Assistant General Manager, he shall be called “Executive Vice Chairman”. When the Chairman of the Board serves as General Manager, if the Vice Chairman of the Board does not serve as Executive Vice Chairman, the latter shall only replace the former in the position as Chairman of the Board.

Translation

d)	In case of a tie vote in the approval of the General Manager’s or the Assistant General Manager’s designation, it shall be decided by the votes cast by the Directors elected by Class D.

e)	For the purposes of his activities abroad and with respect to the international capital markets, the General Manager shall be appointed as “Chief Executive Officer” and the Assistant General Manager shall be designated as “Chief Operating Officer”. The General Manager and the Assistant General Manager shall be authorized to sign all contracts, commercial papers, public deeds and other public and private documents binding and/or granting rights to the Corporation within the scope of the powers granted by the Board, without detriment to the legal representation corresponding to the Chairman of the Board and the Executive Vice Chairman of the Board, as the case may be, and notwithstanding the other powers and delegations of executing authority as the Board shall decide.

Translation

DRAFT FOR AMENDMENT OF BYLAWS

ARTICLE V

ADMINISTRATION AND MANAGEMENT

Section 18 – Chairman and Vice Chairman of the Board of Directors – General Manager – Assistant General Manager

a)	Appointment: The Board shall appoint a Chairman from among the members elected by Class D shares, and it may appoint, as applicable, Vice Chairmen of the Board. In the event of a tie, it shall be decided by the votes cast by the Directors elected by Class D. The Chairman and Vice Chairmen of the Board shall hold office for two (2) fiscal years, provided such term shall not exceed their respective terms of office, and may be indefinitely reelected under such conditions should they be elected or reelected as Directors by Class D. The Chairman of the Board shall also serve as General Manager. He shall be the Corporations’ chief executive officer and shall be responsible for the executive management functions. Should the Chairman of the Board state upon his election, or subsequently thereto, that he does not wish to serve as General Manager, he shall propose the person (who may be a Director or not, but in the first case he shall have been elected by Class D shareholders) who shall hold such office, subject to the Board’s consent. The Chairman of the Board may resume at any time the position as General Manager. The Chairman or the General Manager may propose two persons to the Board (who may be Directors or not, but in the first case they shall have been elected by Class D) who, subject to the Board’s approval, shall serve as Assistant General Managers. The Assistant General Managers shall report directly to the General Manager and shall assist him in the management of the corporate affairs as well as in other executive functions assigned or delegated thereto by the General Manager, whom he shall replace in case of absence or other interim impediment.

One Assistant General Manager shall serve as General Operations Director and the other as Assistant Director to the Executive Vice Chairman, if any.

b)	Vice Chairmen of the Board: The Executive Vice Chairman of the Board shall replace the Chairman of the Board in case of resignation, death, incapacity, disability, removal or temporary or definite absence of the latter. In all these cases, save in the case of temporary absence, the Board shall appoint a new Chairman of the Board within sixty days as from the date in which the vacancy occurred and in compliance with the provisions of subsection a) of this section. Should there be more than one Vice Chairman, the Chairman’s vacancy shall be filled by the Vice Chairman who has been discharging the functions of the Executive Vice President, and in second place by the eldest Vice Chairman.

Translation

c)	When one of the Vice Chairmen is appointed as General Manager or as Assistant General Manager, he shall be called “Executive Vice Chairman”. When the Chairman of the Board serves as General Manager, if the Vice Chairman of the Board does not serve as Executive Vice Chairman, the latter shall only replace the former in the position as Chairman of the Board.

d)	In case of a tie vote in the approval of the General Manager’s or the Assistant General Managers’ designation, it shall be decided by the votes cast by the Directors elected by Class D.

e)	For the purposes of his activities abroad and with respect to the international capital markets, the General Manager shall be appointed as “Chief Executive Officer” and the General Operations Director shall be designated as “Chief Operating Officer”. The General Manager and the Assistant General Managers shall be authorized to sign all contracts, commercial papers, public deeds and other public and private documents binding and/or granting rights to the Corporation within the scope of the powers granted by the Board, without detriment to the legal representation corresponding to the Chairman of the Board and the Executive Vice Chairman of the Board, as the case may be, and notwithstanding the other powers and delegations of executing authority as the Board shall decide.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 22, 2010	By:	/S/ GUILLERMO REDA
	Name:	Guillermo Reda
	Title:	Chief Financial Officer